Lee Enterprises, Inc.

A Case for Positive Change

Cannell Capital LLC

January 28, 2019

A board revamp is not one of the few important things for Lee Enterprises, Inc. It is the *only* important thing.

Shareholders deserve better and are urged to vote "no" for Junck, Moloney and Mowbray at February's Annual Meeting.

Cannell's Recommendation

	Proposal(s)	Recommendation of the Board of Directors	Cannell Recommendation
1	Proposal 1 – Election of Directors		
1A	Mary E. Junck	For	**AGAINST**
1B	Herbert W. Moloney III	For	**AGAINST**
1C	Kevin D. Mowbray	For	**AGAINST**
2	Ratification of Appointment of Independent Registered Public Accounting Firm	For	**FOR**

Part 1 of 4: LEE's Challenges

Declining Stock Price: 95% *Decline* Since Pulitzer Acquisition Versus 129% *Increase* for the S&P 500



Source: Bloomberg.

Revenue & EBITDA Decline Is Primarily Driven By Print Decay

Revenue



EBITDA



Source: LEE's public filings.

Worst Debt-To-Market-Cap Ratio In The Industry



Debt-to-Market-Cap Ratio

Source: Bloomberg.

Transition to Digital Has Been Lackluster



Digital / Total Advertising %

Assuming historical patterns hold, it will have taken LEE a decade to grow digital advertising from 20% to over 50% of total advertising revenue. It took USA Today and the New York Times just four years to bring digital advertising from 20% of advertising revenue to 49% and 43%, respectively. LEE's lack of innovation is confounding in the face of a media environment that has changed massively during the tenure of the Board. The digital segment could, and should, grow faster.

Part 2 of 4: LEE's Opportunities

Consistent Deleveraging

- LEE exited pre-packaged bankruptcy in January 2012 with $991 million of debt, $506 million of which was repaid by September 2018. LEE has cut $281 million of annualized operating costs through Q3 2018.

- Free cash flow margin held up at ~10% during the last five years – arguably the most difficult period for the industry.

- Now out of the woods (almost), injured shareholders should mitigate risk of another descent into mediocrity by these same Board members.



Debt Paydown

Source: LEE's public filings and Cannell Capital estimates for 2019-2023.

Local Print Business
Provides a Solid Foundation

- LEE is the largest provider of local news in 49 markets across the United States with little to no competition. LEE focuses on unique local news and events which rarely get coverage elsewhere. Around 60% of LEE's content is proprietary.

- LEE properties enjoy 725,000 person daily circulation across 48 daily newspapers with more than 1 million person Sunday circulation. LEE owns nearly 300 weekly publications, most with related digital operations.


LONGVIEW
CORVALLIS
COOS BAY
BUTTE
BILLINGS
BISMARCK
RAPID CITY
TWIN FALLS
CASPER
BARABOO
SIOUX CITY
RACINE
COLUMBUS
DAVENPORT
BEATRICE
GLENS FALLS
ELKO
CARLISLE
MATTOON
NAPA VALLEY
ST. LOUIS
PARK HILLS
HANFORD
FLAGSTAFF
LOMPOC
ORANGEBURG
TUCSON

Source: LEE's public filings.

BH Media Partnership

- On June 26, 2018, Berkshire Hathaway handed over the keys to 30 newspapers (BH Media) to LEE.

- Berkshire Hathaway agreed to pay LEE a fixed fee of $5 million per year plus a portion of BH Media's EBITDA in excess of $34 million -- 33% in 2019 and 2020 and 50% from 2021 to 2023.

- Berkshire Hathaway will reimburse LEE for any costs associated with running BH Media.

- LEE gets the opportunity to realize cost synergies with BH Media Group by sharing certain costs, consolidating supplier relationships and running joint digital advertising campaigns.

- LEE expects to receive $50 million of incremental cash flow over the next five years or 35% of its current market capitalization from this deal.

Source: LEE's public filings.

Growth Prospects Are in Digital, Not Newsprint

- LEE's digital properties enjoy a sticky subscriber base. In 2018 digital-only subscriptions grew 70% despite LEE passing along a 15% price increase.

- LEE's digital properties attract over 27 million monthly unique visitors.

- LEE has the highest programmatic advertising rates in the industry according to Google.

- LEE owns an 82.5% stake in TownNews, Inc., a manager of digital content for over 1,700 newspapers, magazines, radio and TV stations.

- In 2018 TownNews launched a platform to sell digital advertising programmatically, a $46 billion market opportunity.

- Local advertising is one of the few areas that online advertising giants such as Google and Facebook have not yet "cracked." LEE could partner with these companies on its own terms.

Source: LEE's public filings.

Part 3 of 4: LEE's Problematic Board

Junck is Overpaid

- Total compensation paid to Ms. Junck from 2001 to 2018 was $43.8 million, 30% of today's market capitalization. "Base salary" was $13.2 million.

- In February 2016, Junck resigned as CEO. She continued to receive pay as "Executive Chairman". Her non-equity incentive compensation was about $1.3 million in cash in 2017 and nearly $1.0 million in 2018.

($ million, FY SEP)	Salary	Stock Awards	Non-Equity Compensation	All other compensation	Total compensation
2018	0.58	0.47	0.39	0.02	1.46
2017	0.58	0.67	0.73	0.03	1.99
2016	0.7	0.61	0.56	0.03	1.89

Source: Bloomberg.

Non-Employee Directors' Base Fees Are High and Increasing

- In the last 11 years, non-executive directors received total compensation of roughly $8.1 million. Four non-employee directors received regular hikes.

- Where is the cost-cutting the Company claimed to be implementing?

Brent Magid

Year	Cash	Change
2018	86,000	0%
2017	86,000	5%
2016	81,833	9%
2015	75,000	10%
2014	68,000	28%
2013	53,000	0%
2012	53,000	

Leonard Elmore

Year	Cash	Change
2018	65,000	(7%)
2017	70,000	6%
2016	66,000	5%
2015	63,000	5%
2014	60,000	13%
2013	53,000	6%
2012	50,000	

Richard Cole

Year	Cash	Change
2018	71,000	(3%)
2017	73,000	1%
2016	72,000	3%
2015	70,000	4%
2014	67,000	18%
2013	57,000	10%
2012	52,000	

Nancy Donovan

Year	Cash	Change
2018	69,000	(3%)
2017	71,000	4%
2016	68,000	1%
2015	67,000	(8%)
2014	73,000	30%
2013	56,000	(5%)
2012	59,000	

Herbert Moloney

Year	Cash	Change
2018	114,000	10%
2017	104,000	(20%)
2016	130,000	33%
2015	97,667	2%
2014	96,000	39%
2013	69,000	8%
2012	64,000	

William Mayer

Year	Cash	Change
2018	86,000	16%
2017	74,000	(3%)
2016	76,000	(9%)
2015	83,167	(12%)
2014	94,000	29%
2013	73,000	(4%)
2012	76,000	

Two Former Employees
Serve On The Board – A Conflict?

Director Gregory P. Schermer was LEE's Corporate Counsel from 1989 to July 2006; VP of Interactive Media from July 2006 to October 2012; and VP of Strategy from March 2012 until his retirement in September 2016.

Since September 2016, Mr. Schermer consulted with the Audit Committee on risk and other matters as part of his responsibilities as a non-employee director.

Gregory P. Schermer is the son of Lloyd G. Schermer, CEO of LEE from 1973-1991.

Even though Mr. Schermer is a director of the Company, he is NOT serving on any Board committee. What role does he play?

Source: LA Times, May 1991, http://articles.latimes.com/1991-05-14/business/fi-1740_1_lloyd-schermer.

Two Former Employees
Serve On The Board – A Conflict? (Cont.)

Mary E. Junck, Director since 1999

Background

Under her leadership, LEE acquired Howard Publication & Pulitzer, Inc., for $694 million and $1.46 billion, respectively. The resulting debt nearly wiped out shareholders.

Failed Acquisitions

Within seven years, LEE impaired roughly $1.3 billion of the goodwill resulting from these poor deals.

Bankruptcy

Within seven years, the Company sought bankruptcy protection.

Conflict of Interest

Ms. Junck is also on the board of the LEE's peer Postmedia Network Canada Corp., which operates print and digital newspapers brands in Canada, some of which could be acquisition targets for LEE.

Source: Wall Street Journal, February 2002, https://www.wsj.com/articles/SB1013552085333620320.

We Have Concerns Over Two
Former Employees Serving as Directors

Ms. Junck has long been obsessed with acquisitions.

From Editor & Publisher in 2002 before the Pulizter acquisition that would help lead LEE into bankruptcy:

"*So what could Junck, schooled at two of the biggest and most sophisticated chains in the business, learn at the top of Lee, a collection of mostly smaller papers that sold off all its television holdings just as she arrived?*

On a chilly late-winter afternoon with the sun bouncing off the Mississippi River and into her corner office in Lee's new digs in downtown Davenport, Iowa, Mary E. Junck, 57, has a quick answer: "Acquisitions."

"She put together an acquisitions team that met literally every Friday," says Greg Veon, vice president of publishing. Lee executives looked at papers that came on the market, and knocked on the doors of those that weren't for sale. Veon says they had a consistent message to Wall Street: "What we said was, we're in the market for papers of 30,000-plus circulation in good to better markets and by golly, we were going to look for them."

Source: https://www.editorandpublisher.com/news/then-along-came-mary/

Three Directors Pushed Out from Prior Jobs

William E. Mayer, Director since 1998

- Mayer worked for The First Boston Corporation, from 1967 to 1990, holding numerous management positions including President and CEO. In 1988, First Boston Corp. and other investment banks helped arrange Campeau's $6.6 billion buyout of Federated. First Boston also made loans to help finance the Campeau Corporation's acquisition of Federated.

- In January 1990, Campeau filed for bankruptcy. Los Angeles Times reported that "The documents [bankruptcy] indicate that First Boston holds $526 million of the two firms' unsecured obligations".

- Three days after Campeau's bankruptcy petition, First Boston Corporation replaced Mr. Mayer as its CEO.

Mr. Mayer about the Campeau bridge financing:

"This is just an extension of our business. That's how we get paid. We manage risk."

Source: Chicago Tribune

Three Directors Pushed Out from Prior Jobs (cont.)

Herbert W. Moloney, Director since 2001

- Moloney joined Vertis, Inc. in 2000 and was let go in 2005. He joined Western Colorprint in December 2006 and served till 2011, the year when the Company ceased operation. Subsequently, Mr. Moloney has had no record of full-time employment.

Leonard J. Elmore, Director since 2008

- Elmore served for 21 years as a "basketball analyst" for ESPN. In 2017, ESPN laid off Elmore.

- In 2002, the Board of Directors of 1-800-Flowers.com, Inc. was upsized to include Mr. Elmore, allegedly without the shareholder approval required by the company's certificate of incorporation. FLWS never disclosed this violation of the certificate. Stockholders were not asked to vote on whether Mr. Elmore should be on the board until two years later.

- Does Mr. Elmore pay as little attention to LEE's bylaws as he did to those of 1-800-Flowers.com, Inc.?

> Gee, I feel like I am now part of an exclusive club. #ESPNLayoff.
>
> — Len Elmore (@LenElmore) April 26, 2017

Source: https://www.govinfo.gov/content/pkg/USCOURTS-nyed-1_16-cv-06252/pdf/USCOURTS-nyed-1_16-cv-06252-0.pdf
https://en.wikipedia.org/wiki/Len_Elmore

Director Cole:
No Management Experience

Richard R. Cole, Director since 2006

- From 1979 to 2005, Dr. Cole served as Dean of UNC Chapel Hill's School of Journalism. A career academic, Dr. Cole has never had any operations, sales, investment or management experience.

- Dr. Cole's journalistic experience is purely academic and seems distant from what is going on with journalism today.

- LEE needs Board members with modern digital journalism backgrounds who know how to both deliver the story and make sure it is well-communicated across all social and multimedia channels.

Poor Governance

- **Shareholders cannot call a special meeting.**

  ISS Comment: “The inability to call a special meeting and the resulting insulation of management may result in the decline of corporate performance and shareholder returns.”

- **The Company’s Board is classified.**

  ISS Comment: “Classifying the board makes it more difficult for shareholders to remove ineffective directors. Studies have shown a negative correlation between the existence of a classified board and a firm's value.”

- **The Company can issue up to 500,000 shares of serial convertible preferred stock. The Board has the authority, without further action by stockholders, to cause the shares of preferred stock to be issued in one or more series from time to time.**

  ISS Comment: “Authorization to issue blank check preferred stock gives the board the power to issue, at its discretion, preferred stock with voting, conversion, distribution, and other rights to be determined by the board at the time of issue…. These placements can dilute existing shareholders' equity and voting positions….. Blank check preferred stock can be used as an entrenchment device.”

Source: ISS Governance QualityScore, December 2018, https://www.issgovernance.com/file/products/qualityscore-techdoc.pdf.

Executive Incentive Plans
Do Not Incentivize Digital Growth

- LEE's incentive plan rewards the Executive Chairman and CEO for success at meeting a "pro-forma adjusted EBITDA" target. The potential award ranges from 0% to 100% of named officers' salary.

- While such a target is appropriate for a company run for debtholders, it does not incentivize named officers to grow revenue by expanding away from the melting ice cube that is the newsprint business.

- A more shareholder-friendly annual incentive plan would include both revenue *and* digital revenue targets and would compensate named officers in shares and cash, if not in shares alone.

Source: LEE Preliminary Proxy dated January 11, 2019.

Executive Compensation Is Tilted Towards Cash and Not Shares

- LEE executives derive the vast majority of their compensation from cash and not shares. Shares represented only 32% of executive chairman Ms. Junck's compensation in 2018, the highest proportion of any of LEE's named executive officers. Share-based compensation made up just 14% of the CFO's pay package. President and CEO Kevin Mowbray was paid exclusively in cash that year.

- *De minimis* share-based compensation does not incentivize executives to work on behalf of shareholders.

(Dollars)	Year	Salary	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
			(1)	(1)	(2)	(3) (4)	
Mary E. Junck	2018	575,000	470,000	—	391,000	19,728	1,455,728
Executive Chairman	2017	575,000	670,000	—	725,000	29,104	1,999,104
	2016	696,859	612,000	—	557,450	27,437	1,893,746
Kevin D. Mowbray	2018	787,500	—		535,000	28,975	1,351,475
President and Chief Executive Officer	2017	737,500	719,178	—	737,500	23,148	2,217,326
	2016	639,764	258,244	—	402,000	16,860	1,316,868
Timothy R. Millage[6]	2018	229,167	17,250	—	108,780	5,400	360,597
Vice President, Chief Financial Officer	2017	—	—	—	—	—	—
and Treasurer	2016	—	—	—	—	—	—
John M. Humenik[6]	2018	335,000	80,500	—	131,320	8,000	554,820
Vice President - News	2017	335,000	123,950	—	65,000	13,436	537,386
	2016	—	—	—	—	—	—
Nathan E. Bekke[6]	2018	340,000	49,450	—	63,160	5,667	458,277
Vice President - Consumer Sales and	2017	326,250	93,800	—	85,050	12,647	517,747
Marketing	2016	—	—	—	—	—	—
Ronald A. Mayo[5]	2018	525,000	125,350	—	178,500	13,126	841,976
Former Vice President, Chief Financial	2017	525,000	197,650	—	262,500	13,682	998,832
Officer and Treasurer	2016	504,167	61,200	—	194,100	1,575	761,042

Source: LEE Preliminary Proxy dated January 11, 2019.

LEE Cherry-Picks Data to Suggest Superior Performance

- On the page 22 of the 2018 Preliminary Proxy Statement, LEE appears to show outstanding results:

In 2018, the Company continued to grow digital revenue, managed print revenue in a difficult environment, controlled costs and significantly reduced debt. Significant results for the year included the following:

- Total digital revenue, including digital advertising revenue and revenue from digital services, reached $113 million in 2018, an increase of 6.3% over the prior year;
- Digital advertising revenue totaled $96 million in 2018, an increase of 4.7%; and represented 31.8% of total advertising revenue;
- Subscription revenue increased 1.7% in 2018;
- Through careful cost controls and business transformation initiatives, the Company reduced cash costs[1] by approximately 3.1%, excluding restructuring costs and other;
- The Company achieved strong Pro-forma Adjusted EBITDA[1] totaling $149 million in 2018; and
- Debt was reduced $64 million in 2018 and totaled $485 million at the end of 2018.

- However, on a same property basis (excluding one extra calendar week in the quarter and adjusted for acquisitions):
  - Digital advertising revenue increased only 2.9% year-over-year.
  - Subscription revenue declined 2% year-over-year.

Source: LEE Preliminary Proxy dated January 11, 2019 and LEE 8-K announcing Q4 results dated December 14, 2018.

Long-Tenured Directors

- Out of the Board's nine directors, seven directors have tenure of more than nine years. In the past nine years LEE shares have fallen 36% while the S&P 500 has increased 130%.

- The average tenure of the five longest-serving directors (see table) is 19 years.

- ISS considers any director tenure in excess of nine years to be excessive.

- Six out of LEE's nine directors are 65 years old or older. How in touch are these directors with the world of modern digital journalism?

- Eight of nine directors who led LEE to bankruptcy still serve the Board.

Director	Age	Director Since	Years Tenure
William E. Mayer	78	1998	21
Mary E. Junck	71	1999	20
Gregory P. Schermer	64	1999	20
Herbert W. Moloney III	67	2001	18
Nancy S. Donovan	66	2003	16
Richard R. Cole	76	2006	13
Leonard J. Elmore	66	2008	11
Brent Magid	52	2010	9
Kevin D Mowbray	56	2016	3

Source: Bloomberg.

The Board Ignores Shareholders on Compensation

- At the 2017 annual meeting, 41% of the proxy cards submitted asked for an annual non-binding advisory vote on executive compensation (so-called "say-on-pay") while 25% of cards asked for such a vote every three years. The remaining 32% of proxies were broker non-votes.

- Since neither option garnered a majority of votes, the matter was left to the Board per LEE's bylaws.

- Despite the overwhelming majority (62%) of the *voted* proxies asking for an annual vote, the Board ignored the clear will of engaged shareholders by opting to hold say-on-pay votes only every third year. Shareholders will not be asked about the "say-on-frequency" again until the 2023 annual meeting held in early 2024.

Source: LEE Preliminary Proxy dated January 11, 2019.

The Stock Ownership of Four Directors is "Below Standard" per ISS Guidelines

Directors Lack Skin in the Game

- ISS measures the best practice of stock ownership by directors through a multiple of annual cash retainer received by a non-employee director.

- Four directors own less than three times their annual cash compensation, which is below the "standard" level.

- Out of these four LEE directors, two own just two times their annual compensation in LEE shares, which is considered "sub-standard" by ISS.

- One of these two directors, Moloney, has served on the LEE Board for 18 years.

Name	Director Since	Number of Shares Held	Cash Fees Paid in 2018	Market Value of Shares	Multiple of Annual Cash Retainer
Herbert W. Moloney III	2001	106,000	114,000	248,040	2.2
Brent Magid	2010	90,200	86,000	211,068	2.3
Richard R. Cole	2006	96,000	71,000	224,640	2.3
Leonard J. Elmore	2008	95,693	65,000	223,922	2.3

Source: LEE Preliminary Proxy dated January 11, 2019.

No Open Market Purchases by Directors

Since LEE emerged from bankruptcy in 2012, no director has purchased shares in the market according to Bloomberg.

Insider	Relation	Last Date	Transaction Type	Shares Traded
SCHERMER GREGOGY P	Director	08/17/2018	Sale	15,964
SCHERMER GREGORY P	Director	08/16/2018	Sale	36,636
MOLONEY HERBERT W	Director	06/02/2015	Sale	6,689
MOLONEY HERBERT W	Director	06/01/2015	Sale	311

Source: Bloomberg.

Part 4 of 4: A Way Forward for LEE

The New York Times Transformation

- NYT lost ~$5.5 billion in enterprise value from 2004 thru 2011. It then put up its first "pay wall". By 2017 the NYT became the largest digital news outlet in the nation based on subscribers.

- Between 2013 and 2018 six new board members joined the NYT. By December 2018 seven members of the NYT Board had technology backgrounds and only four were newspaper publishers. Such is our hope for LEE.

- Newly launched digital initiatives of the NYT include The Times Reader and Dotdash portals, The Daily News podcast and a Weekly FX television series streamed on Hulu.

- NYT went from ten free monthly articles in 2012 to just five in 2017, driving conversion to paid subscriptions.

- Today Digital exceeds 70% of total subscriptions.





Advertising Revenue Breakdown 2018

Source: NYT's public filings.

The Washington Post Increased its Revenue Through Digital Subscriptions

- In a 2018 memo to staff from the publisher, Fred Ryan wrote that the paper hit record subscriptions, "more than doubling since January" and "more than tripling since last year."

- *The Washington Post* has 80 software engineers, developers and others working alongside reporters and editors to present the news in real time. LEE can and should learn from *The Washington Post.*

- *The Washington Post* is investing heavily in new ways to deliver news – smartphone apps, voice-activated speakers and e-readers.

- We believe that LEE should work hard to replicate the success of *The Washington Post* and the NYT.

Source: https://www.cjr.org/q_and_a/washington_post_bezos_amazon_revolution.php.

Report Card for LEE Board of Directors

	F	D	C	B	A
Skin in the Game	X				
Asset Allocation		X			
Expense Management	X				
Divestitures				X	
Acquisitions	X				
Rapport with Shareholders	X				
Forward Vision	X				
Corporate Governance	X				

A Reboot – Our Proposed Solutions

(1) LEE Lacks Talent With Technology Experience and Strategic Vision.

- LEE needs senior leadership with experience in digital media. LEE does not even have a separate department that handles digital advertising.

- Senior management may be good publishers but they lack experience of growing businesses and expanding in new markets. Many of them have never worked for any other public company except LEE.

- CEO Kevin Mowbray came from a publishing background and lacks strategic vision and capital market experience.

A Reboot – Our Proposed Solutions (Cont.)

(2) Digital Business Lacks Innovation. Content Could Be Monetized Better.

- LEE should offer less free digital content and more high quality *paid* content.

- Raise digital subscription fees. In some areas LEE's media properties are the *only* source of local news. In these markets demand elasticity could be pushed harder, including "pay per article" models and sponsored views.

- LEE has strong brands in many of its markets. It should leverage this strength to offer new content and services. Local event marketing is one example.

- LEE needs to focus on broadening its portfolio of marketing services and technology tools for local businesses. The relationships with these businesses constitute one of the LEE's most valuable assets. LEE could make its digital advertising offering much stickier by providing these businesses with more tools that they need.

- LEE should invest more in technology either organically or via acquisitions. The acquisition of Field59 by TownNews, Inc. was essential as it added "over-the-top" media and programmatic technology but there needs to be more.

- Consider licensing TownNews technology and tools to companies outside of its traditional customer base to create a subscription-based SAAS revenue stream for LEE.

- LEE should make vertical acquisitions to complement its news products with sports, finance, travel and other content to diversify away from news only distribution.

A Reboot – Our Proposed Solutions (Cont.)

(3) Lee Should Act like a Content Producer, Not Just a Newspaper Company.

- LEE needs more focus on video and better engagement with their audiences. LEE's focus on local news provides a unique opportunity to offer "on location" video reporting for breaking news. Video advertising garners 5-10 times higher monetization than display advertising and LEE should focus on such.

- Invest more in social media initiatives which the CFO described as "too small of a business". In an age when viral news can garner millions of views overnight and where all online media is interconnected it is important that LEE integrate and partner with as many online advertising players as possible to create a network effect.

- Content layout needs to improve. Seventy percent of digital content is viewed on mobile devices and LEE's mobile formatting and delivery is mediocre at best.

Source: Cannell Capital call with Tim Millage from January 9th, 2019.

A Reboot – Our Proposed Solutions (Cont.)

(4) Make the Capital Structure Supportive of a Digital Transformation.

- Consider refinancing debt to loosen limitations on the use of excess free cash flow, asset sales and acquisitions. LEE could accelerate its transition to digital via divestitures of select newspaper properties or opportunistic acquisitions.

- Sell excess real estate to help pay back debt. Only $7 million worth of estate has been sold in 2018 out of $17 million identified.

Source: LEE Q3 2017 Earnings Call, LEE Q4 2018 Earnings Call.

A Reboot – Our Proposed Solutions (Cont.)

(5) LEE's Board Needs Improvement.

- LEE needs Board members with online media and digital advertising experience. None of the current directors have enough experience in these areas – in stark contrast to the boards of *The New York Times* and *USA Today*.

- LEE needs directors who have created value, not corporate castoffs clinging to stale board seats.

- LEE needs more directors with skin in the game.

- The Board should create a committee to oversee capital structure and capital allocation decisions – these are typical for companies with large debt loads like LEE.

A Reboot – Our Proposed Solutions (Cont.)

(6) Improve Corporate Governance.

- Declassify the Board.

- Amend the by-laws to allow shareholders to call special meetings and remove the Board's ability to issue serial convertible preferred stock.

- Amend the shareholder unfriendly practice of setting a September deadline for matters to be brought before the following *January's* annual meeting. Standard deadlines for such are 45 days, not 180.

- Implement minimum ownership thresholds for Board members and require them to buy in the open market like down-trodden shareholders must do.

- Require directors up for re-election to receive a majority, not just a plurality of votes. Amend the bylaws so that directors who fail to receive a majority vote shall tender their resignation.

Cannell's Suggested Directors – a Sample

Candidate Alpha

CEO of a publicly-traded American media company with a large business-to-consumer web presence. Past experience running the digital arm of major newspaper brands.

Candidate Beta

Corporate transactional attorney focused on mergers & acquisitions. Currently the CEO of a private media company with a large and profitable newsletter business.

Candidate Charlie

CEO of technology firm which advises special purpose acquisition corporations. Past experience includes 20+ at Goldman Sachs. Extensive experience in digital media in both the US and Asia.

Cannell Capital Activist Campaigns 2015-2018

Company	Start	End	Return (%)
Ring Energy, Inc.	10/15/2018	-	(32)
Destination XL Group, Inc.	4/4/2018	-	61
Liberty Tax, Inc.	4/4/2018	-	19
Health Insurance Innovations, Inc.	11/3/2017	-	66
eHealth, Inc.	5/1/2017	-	272
Rightside Group, Ltd.	3/1/2016	7/27/2017	24
Build-A-Bear Workshop, Inc.	11/24/2015	-	(59)
United Online, Inc.	11/4/2015	6/30/2016	7
Envivio, Inc.	1/16/2015	9/29/2015	182
Procera Networks, Inc.	1/15/2015	6/4/2015	50

Source: Bloomberg, data through January 25, 2019.

Appendix

Curious Resistance to Shareholder Engagement (Pt. 1)

As detailed on the following three pages, it has taken over one hundred e-mails and many hours to schedule just 10 calls with LEE's management and Board over the past two years. This equates to less than one call per quarter.

Cannell Capital LLC can think of few issuers who are so persistently resistant to constructive engagement with long-term shareholders.

What does the Board have to hide?

Curious Resistance to Shareholder Engagement (Pt. 2)

09.01.17 Kyra B. Shore ("KBS") of CC ("Cannell Capital") requests a video call with Ron Mayo and Kevin Mowbray

09.07.17 KBS recirculates the above email;

09.07.17 KBS receives a response from Charles Arms to schedule a voice call;

09.07.17 call confirmed for 09.12.17 with Ron Mayo, Tim Millage and Charles Arms;

09.12.17 call with J. Carlo Cannell ("JCC"), Oleg Karmanov ("OLG"), Ron Mayo, Tim Millage and Charles Arms;

09.14.17 OLG reaches out to Charles Arms for follow-up call;

09.21.17 KBS takes over scheduling follow-up call with Charles Arms;

09.25.17 KBS recirculates above email;

09.25.17 Charles Arms responds that he cannot take a call until 12.05.17;

09.25.17 KBS asks if we can be atypical and schedule a call; Charles Arms says he's working on it;

09.29.17 KBS asks for an update regarding above; Charles Arms says Ron Mayo is out of the country on vacation;

10.04.17 KBS asks for an update regarding above; Charles Arms says travel schedule is very hectic;

10.05.17 Charles Arms says we can schedule following week;

…various scheduling emails with Charles Arms;

10.05.17 call confirmed for 10.10.17 with Ron Mayo;

10.10.17 call takes place with JCC, OLG and Ron Mayo;

01.24.18 KBS reaches out to Charles Arms to schedule call; Charles Arms responds they cannot call until 02.01.18;

01.24.18 call confirmed for 02.02.18 with Ron Mayo;

02.02.18 call takes place with JCC, OLG and Ron Mayo;

06.15.18 KBS reaches out to Charles to schedule a call; KBS informed that Charles Arms is no longer the investor relations contact;

06.18.18 Pam Stiffler reaches out to schedule call; says they are in a quiet period until the end of quarter;

07.10.18 KBS emails Dan Hayes to schedule call;

Curious Resistance to Shareholder Engagement (Pt. 3)

07.16.18 Pam Stiffler responds that he can schedule a call the week of 08.06.18 with Tim Millage;

07.17.18 call confirmed for 08.06.18;

08.03.18 call time adjusted;

08.06.18 call takes place with JCC, OLG and Tim Millage;

08.22.18 JCC requests Dan Hayes to help with a call with LEE director;

08.24.18 JCC reiterates above;

08.24.18 call confirmed for 08.27.18;

08.27.18 call takes place with JCC, OLG and Tim Millage;

08.28.18 call confirmed for 09.07.18 with Herb Moloney;

09.07.18 call takes place with JCC, OLG and Herb Moloney;

09.07.18 KBS sends Herb Moloney CC's analysis of Lee Enterprises' compensation;

09.10.18 Herb Maloney requests a follow-up call for the second week of October;

09.17.18 KBS requests dinner in Phoenix during the Deutsche Bank 2018 Leveraged Finance conference (10.02.18);

09.17.18 JCC sends request to Tim Millage, offering to meet in California, Wyoming, Nevada, Arizona, Texas, North Carolina, South Carolina or New York. Cannell writes "I really do wish to meet you somewhere";

09.18.18 KBS asks Tim Millage to confirm dinner for 10.02.18;

09.19.18 Tim Millage responds that they no longer will attend the Deutsche Bank conference, the one investment conference to which they are invited. JCC repeats his request to meet in *any* of the above states, manifesting extreme flexibility;

09.21.18 …various scheduling emails with Tim Millage…Long Island, Phoenix and Houston meetings discussed;

09.24.18 Tim Millage provides multiple dates to meet in October "at a location that is convenient for you";

10.03.18 Tim Millage says they will be willing to meet in San Francisco on any of aforementioned dates in October;

10.05.18 KBS requests video call with Tim Millage in lieu of meeting;

10.10.18 …various scheduling emails b/t KBS and Kelly Peterson;

Curious Resistance to Shareholder Engagement (Pt. 4)

10.10.18 video call confirmed for 10.19.18;
10.18.18 KBS tests video platform with Pam Stiffler & Kelly Peterson;
10.19.18 call takes place with JCC, OLG and Tim Millage;
10.19.18 KBS requests follow-up call with Herb Moloney;
10.22.18 call confirmed for 10.24.18 with Herb Moloney;
11.30.18 JCC sends call request to Herb Moloney;
…call confirmed for 12.03.18 with Herb Moloney;
12.03.18 call takes place with JCC and Herb Moloney;
12.07.18 Herb Moloney provides contact for Fran Helms of Spencer Stuart;
12.11.18 Cannell Capital confirms call for 12.17.18 with Fran Helms;
12.17.18 call takes place with JCC and Fran Helms;
12.28.18 KBS requests call with Dr. Richard Cole;
12.31.18 …various scheduling emails b/t KBS and Kelly;
01.02.19 call confirmed for 01.24.19 by Kelly Peterson;
01.11.19 reach out to move call up by Kelly Peterson;
01.15.19 response we cannot move call up by Kelly Peterson; and
01.23.19 the call for 01.24.19 was cancelled by LEE's counsel C. Dana Waterman III.